Exhibit 3.2

RESOLUTION TO FILE
CERTIFICATE OF DESIGNATION OF RIGHTS AND PREFERENCES
FOR SERIES C  PREFERRED STOCK
OF
ICONIC BRANDS, INC.

Iconic Brands, Inc., a Nevada corporation (the “Company”), does hereby certify:

FIRST: That pursuant to authority expressly vested in it by the Articles of Incorporation of the Company, the Board of Directors of the Company has adopted the following resolution establishing a new series of Preferred Stock of the Company, consisting of One Thousand (1,000) shares designated “Series C Preferred Stock,” with such powers, designations, preferences, and relative participating, optional, or other rights, if any, and the qualifications, limitations, or restrictions thereof, as are set forth in the resolutions:

RESOLVED, that the Company's Board of Directors hereby approves the designation and issuance of the Series C Preferred Stock according to the terms and conditions as set forth in Exhibit A and authorizes and instructs the Company's Executive Officers to proceed in filing the Certificate of Designation with the State of Nevada and to take such other action as shall be appropriate in connection with the issuance of the Series C Preferred Stock.

SECOND: That said resolutions of the directors of the Company were duly adopted in accordance with the provisions of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the undersigned hereby affirms, under penalties of perjury, that the foregoing instrument is the act and deed of the Company and that the facts stated therein are true.

Dated as of the 15th day of May, 2015.

ICONIC BRANDS, INC.,
a Nevada corporation

By:  /s/ Richard DeCicco
Name:  Richard DeCicco
Title:    President

SERIES C PREFERRED STOCK TERMS

Section 1.  Designation, Amount and Par Value.  The series of preferred stock shall be designated as the Series C Preferred Stock (the “Series C Preferred Stock”), and the number of shares so designated and authorized shall be One Thousand (1,000).  Each share of Series C Preferred Stock shall have a par value of $0.001 per share and a stated value of $1.00 per share (the “Stated Value”).

Section 2.  Liquidation.  Upon any Sale (as defined below), the holders of the Series C Preferred Stock, in aggregate, shall be entitled to receive out of the proceeds of such Sale (in whatever form, be it cash, securities, or other assets), a distribution from the Company equal to Seventy Six and Ninety Three One Hundredths percent (76.93%) of all such proceeds received by the Company prior to any distribution of such proceeds to all other classes of equity securities, including any series of preferred stock designated subsequent to this Series C Preferred Stock.  Such proceeds shall be distributed among the holders of Series C Preferred Stock ratably in accordance with the respective outstanding share amounts held by such holder. The Company shall mail written notice of any such Sale, not less than 45 days prior to the distribution date stated therein, to each record Holder of Series C Preferred Stock.  A “Sale” shall mean a sale of the majority of the assets held by, or majority of the membership interests (equity) of BiVi LLC.   Other than with respect to a Sale, the Series C Preferred Stock will, with respect to rights on liquidation, dissolution and winding-up of the Company, rank on parity with the Common Stock.

Section 3.  Definitions.  For the purposes hereof, the following terms shall have the following meanings:

“Common Stock” means the common stock, $.001 par value per share, of the Company, and stock of any other class into which such shares may hereafter have been reclassified or changed.

“Holder” means a registered holder of a share or shares of Series C Preferred Stock.